Exhibit 14(a)(1)(iv)

ANDERSEN

ORIX Capital Markets, LLC

Report on Management’s Assertion on Compliance with

Minimum Servicing Standards Set Forth in the Uniform

Single Attestation Program for Mortgage Bankers

For the Year Ended December 31, 2001

Together with Report of Independent Public Accountants

ANDERSEN

Report of Independent Public Accountants

To ORIX Capital Markets, LLC:

We have examined management’s assertion about ORIX Capital Markets, LLC’s (“OCM”), formerly ORIX Real Estate Capital Markets, LLC, compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America’s (“MBA”) Uniform Single Attestation Program for Mortgage Bankers (except for commercial loan and multifamily loan servicing, minimum servicing standards V.4. and VI.1., which the MBA has interpreted as inapplicable to such servicing contracts) as of and for the year ended December 31, 2001, included in the accompanying management assertion.  Management is responsible for OCM’s compliance with those minimum servicing standards.  Our responsibility is to express an opinion on management’s assertion about OCM’s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about OCM’s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on OCM’s compliance with the minimum servicing standards.

In our opinion, management’s assertion that OCM complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2001, is fairly stated, in all material respects.

/s/ Arthur Andersen LLP

Dallas, Texas,

   January 31, 2001

ORIX

Report of Management

As of and for the year ended December 31, 2001, ORIX Capital Markets, LLC, formerly ORIX Real Estate Capital Markets, LLC, has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s (“MBA”) Uniform Single Attestation Program for Mortgage Bankers (except for commercial loan and multifamily loan servicing, minimum servicing standards V.4. and VI.1., which the MBA has interpreted as inapplicable to such servicing).  For the period from January 1, 2001, through July 12, 2001, ORIX Capital Markets, LLC had in effect a fidelity bond and errors and omissions policy in the amount of $35,000,000.  For the period of July 13, 2001, through December 31, 2001, ORIX Capital Markets, LLC had in effect a fidelity bond and errors and omissions policy in the amount of $40,000,000.

/s/ Michael E. Cousins
Michael E. Cousins
Chief Financial Officer

/s/ Paul Smyth
Paul Smyth
Managing Director of Servicing

ORIX Capital Markets, LLC

1717 Main Street, Suite 1400, Dallas, TX  75201

TEL: 214-237-2000   FAX: 214-237-2018